Exhibit 99.03

VOX ROYALTY CORP.

NOTICE OF MEETING OF HOLDERS OF WARRANTS

TO BE HELD ON FEBRUARY 3, 2021

NOTICE IS HEREBY GIVEN that the meeting (the “Meeting”) of the holders (“Warrantholders”) of common share purchase warrants (the “Warrants”) of VOX ROYALTY CORP. (the “Corporation”) issued and outstanding under a Warrant Indenture dated May 7, 2020 and a first supplemental indenture dated May 14, 2020 (together, the “Warrant Indenture”) between the Corporation and TSX Trust Company (the “ Warrant Agent” or “TSX Trust”) will be held at 10:30 a.m. (Toronto time) on February 3, 2021 in a virtual only format where Warrantholders may attend and participate in the meeting via live audio webcast for the following purposes:

1.	To consider, and if thought appropriate, to approve an extraordinary resolution (“Extraordinary Resolution”), the full text of which is set out in the accompanying management information circular (the “Information Circular”) to amend the Warrant Indenture to (i) remove the call option and (ii) in conjunction with the foregoing, extend the term of the Warrants such that the Warrants will expire on May 14, 2023; and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are a copy of the Information Circular and a form of proxy. These materials can also be viewed at www.sedar.com.

The Corporation is holding the meeting as a completely virtual meeting, which will be conducted via live webcast, where all Warrantholders regardless of geographic location will have an equal opportunity to participate at the meeting and engage with directors of the Corporation and management as well as other Warrantholders. Warrantholders will not be able to attend the meeting in person. Registered Warrantholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/251561369 using password “vox2021” (case sensitive). Non-registered Warrantholders (being Warrantholders who hold their Warrants through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting as guests.

If you cannot attend the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to the Corporation’s transfer agent, TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, prior to 10:30 a.m. (Toronto time) on February 1, or 48 hours prior to any reconvened meeting following an adjournment or postponement of the Meeting. Please refer to the accompanying Information Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

Pursuant to the provisions of the Warrant Indenture, any extraordinary resolution passed at the Meeting or any adjournment or postponement thereof will, if passed in accordance with the provisions of the Warrant Indenture, be binding upon all Warrantholders to which the resolution related, whether present or absent at the Meeting.

DATED this 6th day of January, 2021.

i

BY ORDER OF THE BOARD OF DIRECTORS

“Kyle Floyd”
Kyle Floyd
Chief Executive Officer

ii